UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Richard Schaeffer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 14,814

		6.	Shared Voting Power* 2,830,185

		7.	Sole Dispositive Power 14,814

		8.	Shared Dispositive Power* 2,830,185

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,844,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 11.62%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Schaeffer Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 657,965

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 657,965

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 657,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 2.69%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

CUSIP No. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) SHAF Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 1,545,412

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 1,545,412

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,545,412

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 6.31%

12.	Type of Reporting Person (See Instructions) OO

* See Item 4 below.

CUSIP No. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Schaeffer Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power* 626,808

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power* 626,808

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 626,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)** 2.56%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer Liquid Holdings Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 800 Third Avenue 38th Floor New York, NY 10022

Item 2.
	(a)	Name of Person(s) Filing Richard Schaeffer, Schaeffer Holdings, LLC, SHAF Holdings, LLC and Schaeffer Group, LLC
	(b)	Address of Principal Business Office or, if none, Residence c/o Liquid Holdings Group, Inc. 800 Third Avenue 38th Floor New York, NY 10022
	(c)	Citizenship United States (Richard Schaeffer); Delaware (Shaffer Holdings LLC); New York (SHAF Holdings, LLC); Delaware (Schaeffer Group, LLC)
	(d)	Title of Class of Securities Common Stock, $0.0001 per share
	(e)	CUSIP Number 53633A 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power*	Number of Shares With Shared Voting and Dispositive Power*	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Richard Schaeffer	14,814	2,830,185	2,844,999	11.62%
SHAF Holdings, LLC	0	1,545,412	1,545,412	6.31%
Schaeffer Group, LLC	0	626,808	626,808	2.56%
Schaeffer Holdings, LLC	0	657,965	657,965	2.69%

*	Consists of (a) 1,545,412 common shares held by SHAF Holdings, LLC, a New York limited liability company of which Mr. Schaeffer is the managing member, (b) 657,965 common shares held by Schaeffer Holdings LLC, a Delaware limited liability company of which Mr. Schaeffer is the managing member and (c) 626,808 common shares held by Schaeffer Group, LLC, a Delaware limited liability company of which Mr. Schaeffer is the managing member.
**	Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed by the Issuer with the Securities and Exchange Commission on November 14, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014

Schaeffer Holdings, LLC

By:	/s/ Richard Schaeffer
Name:	Richard Schaeffer
Title:	Authorized Signatory

SHAF Holdings, LLC

By:	/s/ Richard Schaeffer
Name:	Richard Schaeffer
Title:	Authorized Signatory

Schaeffer Group, LLC

By:	/s/ Richard Schaeffer
Name:	Richard Schaeffer
Title:	Authorized Signatory

By:	/s/ Richard Schaeffer
Name:	Richard Schaeffer

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